EXHIBIT 99.04

To announce the record date for dividend distribution

Date of events: 2016/06/24

Contents:

1.Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company:2016/06/24

2.Type of ex-rights or ex-dividend (please enter: “Ex-rights”, ”Ex-dividend”, or ”Ex-rights and dividend”):Ex-dividend

3.Type and monetary amount of dividend distribution: To be distributed with cash dividend of NT$5.4852 per share

4.Ex-rights (ex-dividend) trading date:2016/07/21

5.Last date before book closure:2016/07/23

6.Book closure starting date:2016/07/24

7.Book closure ending date:2016/07/28

8.Ex-rights (ex-dividend) record date:2016/07/28

9.Any other matters that need to be specified:

(1)Since July 23, 2016 falls on weekend, the last date before book closure advances to July 22, 2016.

(2)The payment date of the cash dividend will be August 26, 2016.